Exhibit 99.23

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.     Name and Address of Company

Sandspring Resources Ltd. (“Sandspring” or the “Company”)
8000 South Chester Street, Suite 375
Centennial, CO 80112 USA

Item 2.     Date of Material Change

March 21 & 22, 2011

Item 3.     News Release

On March 21 & 22, 2011, news releases in respect of the material change were disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.     Summary of Material Change

On March 21, 2011, the Company announced completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit in the Republic of Guyana, South America, and on March 22, 2011, the Company announced receipt of a positive Preliminary Economic Assessment (PEA) for development of its 100% owned Toroparu gold-copper Project in the Republic of Guyana, South America. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Item 5.     Full Description of Material Change

For further information, attached hereto are copies of the Press Releases.

Item 6.      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.      Omitted  Information

Not applicable.

Item 8.      Executive Officer

Abraham Drost, President, (807) 252-7800.

Item 9.       Date of Report

April 4, 2011.

Cautions Regarding Forward-Looking Statements

This material change report includes certain forward-looking statements concerning the future performance of Sandspring’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward- looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in Sandspring’s recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and Sandspring cautions against placing undue reliance thereon. Sandspring has no obligation to update such forward-looking statements other than in accordance with applicable securities laws.

Sandspring’s NI 43-101 Compliant  Mineral  Resource Update for the
Toroparu Project  shows 32% increase in Measured & Indicated and 40%
increase in Inferred Gold and Copper Content

March 21, 2011 – SANDSPRING  RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit in the Republic of Guyana, South America.

The latest mineral resource estimate for the Toroparu gold-copper deposit, independently modeled by P&E Mining Consultants Inc. (“P&E”), Toronto as a potentially open-pittable deposit within a single optimized open pit shell at an economic cutoff grade of 0.24g/t gold-equivalent (AuEq) contains the following mineral resource classification:

•
A  Measured and Indicated mineral resource of 3.51 million oz. gold and 330 million pounds copper (4.35 million ounces gold-equivalent) contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper (Table 1).

•
An additional Inferred mineral resource of 4.93 million oz. gold and 236 million pounds copper (5.53 million ounces gold-equivalent) is contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper (Table 1).

Highlights include:

•	The conversion of 0.84 million ounces of gold and 90 million lbs of copper (1.06 million ounces gold-equivalent) to the “Measured” Resource category.

•	The addition of approximately 2.11 million ounces of gold and 19.5 million lbs of copper in the Inferred Resource category.

•
A sensitivity comparison of the new mineral resource estimate within a single optimized open pit shell at a 0.42 g/t AuEq cut off grade (economic cut-off used in Sept 15, 2010 resource update - Table 2).

•	Presentation of an unconstrained (in- and out-of-pit) global mineralized inventory sensitivity at the current economic (0.24g/t AuEq) cutoff grade (Table 3).

Abraham Drost, P.Geo. President of Sandspring states: “The latest NI 43-101 compliant Mineral Resource update for Sandspring’s Toroparu gold-copper deposit caps a year of incredible resource growth performance.

Presentation of the optimized pit sensitivity at cutoff constrained to 0.42g/t AuEq the same as the last resource update on September 15, 2010 in Table 2 is intended to show the organic growth of approximately 800,000 oz gold Indicated and 600,000 oz gold Inferred defined within in the deposit since the last resource update. Higher two-year trailing average metal prices and more accurate processing & G&A costs in the current optimized pit mineral resource (Table 1) added additional gold and copper at the lower economic cut-off.

The newest single open pit optimized resource model is still open to depth and along strike. Considerable growth potential remains in the immediate resource area and within prospective target areas that Sandspring is actively exploring within its larger Upper Puruni concessions.

The updated mineral resource forms the basis for an NI 43-101 compliant Preliminary Economic Assessment including preliminary mine plan and pro-forma cash flow model that the Company and P&E Mining Consultants Inc. are preparing for the Toroparu deposit”.

Table 1: Toroparu Optimized Pit Resource Estimate at 0.24 g/t AuEq Cut-Off Grade  (1)(2)(3)(4)
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite
Measured	1,021	0.96	0.05	0.96	31.5	1.2	31.5
Indicated	2,747	0.68	0.05	0.68	60.1	3.0	60.1
Measured & Indicated	3,768	0.76	0.05	0.76	91.6	4.2	91.6
Inferred	5,473	0.85	0.04	0.85	149.6	4.8	149.6

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	88.4	1,031.1
Indicated	119,466	0.68	0.09	0.84	2,611.8	237.0	3,226.4
Measured & Indicated	148,101	0.72	0.10	0.89	3,422.0	325.4	4,257.5
Inferred	209,365	0.71	0.05	0.80	4,779.2	230.8	5,385.0

Total
Measured	29,656	0.88	0.14	1.11	841.7	89.6	1,062.6
Indicated	122,213	0.68	0.09	0.84	2,671.9	240.0	3,286.5
Measured & Indicated	151,869	0.72	0.10	0.89	3,513.6	329.6	4,349.1
Inferred	214,838	0.71	0.05	0.80	4,928.7	235.6	5,534.6

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues and are subject to the findings of a full feasibility study.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an

2

Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(4) The metal prices used in this estimate were a February 28, 2011 two-year trailing average as follows: Au US$1,137/oz, Cu $3.13/lb, Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of fresh rock and $0.87 per tonne of Saprolite, Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 50 degrees.

Table 2: Optimized Pit Sensitivity at 0.42 g/t AuEq Comparison Cut-Off Grade
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite
Measured	832	1.11	0.04	1.11	29.6	0.8	29.6
Indicated	1,817	0.86	0.06	0.86	50.5	2.4	50.5
Measured & Indicated	2,649	0.94	0.05	0.94	80.1	3.2	80.1
Inferred	3,893	1.06	0.05	1.06	132.8	4.1	132.8

Fresh Rock
Measured	24,410	0.99	0.16	1.26	777.7	85.6	985.7
Indicated	87,542	0.85	0.10	1.02	2,378.3	200.7	2,865.2
Measured & Indicated	111,952	0.88	0.12	1.07	3,156.0	286.3	3,850.9
Inferred	145,645	0.87	0.06	0.97	4,078.6	195.9	4,551.5

Total
Measured	25,242	0.99	0.16	1.25	807.3	86.4	1,015.3
Indicated	89,359	0.85	0.10	1.01	2,428.8	203.1	2,915.7
Measured & Indicated	114,601	0.88	0.11	1.07	3,236.1	289.4	3,931.0
Inferred	149,539	0.88	0.06	0.97	4,211.4	200.0	4,684.3

Table 3: Global (In and Out-of Pit) Mineral  Inventory Sensitivity at 0.24g/t AuEq Cut-Off
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite	1,065	0.97	0.05	0.97	33.2	1.1	33.2
Measured	2,823	0.69	0.05	0.69	62.3	3.2	62.3
Indicated	3,888	0.76	0.05	0.76	95.5	4.2	95.5
Measured & Indicated	5,575	0.85	0.04	0.85	151.8	5.4	151.8
Inferred	1,065	0.97	0.05	0.97	33.2	1.1	33.2

3

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	90.9	1,031.1
Indicated	119,666	0.68	0.09	0.84	2,631.6	237.4	3,212.6
Measured & Indicated	148,302	0.72	0.10	0.89	3,441.8	328.3	4,243.7
Inferred	228,112	0.71	0.05	0.79	5,177.8	256.5	5,801.2

Total
Measured	29,700	0.88	0.14	1.11	843.4	92.0	1,064.3
Indicated	122,490	0.68	0.09	0.83	2,693.9	240.6	3,274.8
Measured & Indicated	152,190	0.72	0.10	0.89	3,537.2	332.6	4,339.1
Inferred	233,687	0.71	0.05	0.79	5,329.6	261.9	5,953.0

The original Toroparu mineral resource estimate (October 26, 2008) was calculated from deposit-specific mineralized intercepts in 29 NQ diamond drill holes, totaling 9,493 metres and by 16 mineralized trenches. The June, 2010 mineral resource update was calculated from deposit-specific mineralized intercepts from an additional 36 NQ diamond drill holes (TPD-30 to TPD-66) totaling 17,604 metres. The Sept, 2010 mineral resource update was calculated from deposit-specific mineralized intercepts from an additional 27 NQ diamond drill holes (TPD-67 to TPD-93) totaling 14,562 metres.  The current mineral resource estimate was calculated from deposit-specific mineralized intercepts extracted from an additional 35 NQ diamond drill holes (TPD-94 to TPD-128) totaling 21,706 metres, for a total of 63,365 metres, designed to expand and optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource. Mineralization is still open in all directions.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-128 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with its head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. Analytical testing and reporting of quantitative assays for holes TPD-030 to TPD-050 was performed independently by Activation Laboratories (ActLabs), an ISO accredited sample preparation facility in Georgetown, Guyana and an analytical facility in Caracas, Venezuela with its head office based in Toronto, Ontario.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-128 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blank, standard and duplicate samples were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by ActLabs and AcmeLabs.

Mr. Eugene Puritch, P.Eng. and Mr. Antoine Yassa, P.Geo. of P&E are independent Qualified Persons as defined by NI 43-101 have approved release of the mineral resource update and technical content contained herein.

4

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon.  Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as a Measured, Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

5

Sandspring Announces Positive Preliminary Economic Assessment for Toroparu Gold-Copper
Project; Annual Production for First Four Years of 310,000 oz Gold and
29 Million Pounds Copper at Average Cash Cost of $317/oz Gold (net of copper credit)

March 22, 2011, Toronto, ON – SANDSPRING RESOURCES LTD. (SSP:TSX.V; SSPXF.PK:OTC; SRX:MU,F) (the Company) is pleased to announce receipt of a positive Preliminary Economic Assessment (PEA) for development of its 100% owned Toroparu gold-copper Project in the Republic of Guyana, South America (Toroparu Project).

The independent NI 43-101 compliant Preliminary Economic Assessment prepared by P&E Mining Consultants Inc. of Brampton, Ontario (P&E) envisions a phased open pit mine plan, a 33,000 tonnes per day mill and associated infrastructure with life of mine production of 3.83 million ounces gold and 308 million pounds of copper. Annual production over the first four years of operation is expected to average 310,000 ounces gold and 29 million pounds of copper.

The economic assessment is based on discounted cash flow analysis of a project designed to process 1.05 million (M) tonnes/year of saprolite over the initial seven years of production, and 10.5 M tonnes/year of fresh rock for the full 13-year mine life.  Use of an elevated cutoff grade of 0.5 g/t AuEq in the 13-year mine life results in improved early cash flows and leads to creation of a low-grade stockpile which is expected to be processed in years 14 to 17. Based on the favourable economics seen in this study P&E recommends that the Company advances the Toroparu Project to the Definitive Feasibility (DFS) stage. All currency amounts in this press release are denominated in United States Dollars ($).

The base case discounted cash flow was conducted at the 24-month trailing average Au price of $1,137 per ounce and Cu price of $3.13 per pound on the effective date of February 28th, 2011.

Project Highlights

•	Life of mine1 pre-tax net present value (NPV 5%) of $854 M and IRR of 24.5%.

•	Life of mine1 production of 3.83 M oz Gold and 308 M lb Copper.

•	3.2 year payback of $617 M pre-production Capital Expenditures.

•	Annual production of 310,000 ozs Gold and 29 M lbs. Copper averaged over payback (years 1-4).

•	Annual production of 273,000 ozs Gold and 20 M lbs. Copper averaged over open pit mining operations (years 1-13).

•	Cash cost of $317/oz Au (net of by-product copper credit) averaged over first four years of operation (pre-tax).

•	Cash cost of $424/oz Au (net of by-product copper credit) averaged over the 13 year open pit mining operations.

•	Separate processing circuits for saprolite (3,000 tpd) and fresh rock (30,000 tpd).

•	Upgrade existing road and air infrastructure and development of purpose built port facilities on Essequibo River.

•	Environmental permitting process is at an advanced stage.

1) Definition of Life of Mine includes 13-year life of pit plus 4-year stockpile reclamation and processing periods.

Economic Analysis

The economic analysis uses a pre-tax cash flow model to estimate annual costs and revenues over the 13-year open pit mining and 4-year stockpile processing operations. The mineable resource utilized in the analysis is presented in Table 1, and the variable parameters are summarized in Table 2.

Table 1: Toroparu Potentially Mineable Portion of the Mineral Resource @ 0.50 g/t AuEq Cut-Off
Potentially Mineable Classification	Tonnes (000’s)	Au g/t	Cu %	AuEq g/t	Au oz (000’s)	Cu lb (millions)
Saprolite Measured	884	1.03	0.04	1.11	29.3	0.8
Saprolite Indicated	1,804	0.84	0.06	0.95	48.7	2.5
Saprolite Measured & Indicated	2,688	0.90	0.06	1.00	78.0	3.3
Saprolite Inferred	4,016	0.98	0.05	1.07	126.5	4.5

Fresh Rock Measured	23,156	1.00	0.16	1.29	745.2	81.6
Fresh Rock Indicated	65,661	0.88	0.12	1.09	1,848.7	167.7
Fresh Rock Measured & Indicated	88,817	0.91	0.13	1.14	2,593.9	249.3
Fresh Rock Inferred	44,733	0.80	0.09	0.95	1,146.3	84.1

Total Measured & Indicated	91,505	0.91	0.13	1.14	2,671.9	252.6
Total Inferred	48,749	0.81	0.08	0.96	1,272.8	88.6

* In addition to the above mineable portion of the resource estimate, 39 M tonnes remain in a low grade stockpile at 0.31 g/t Au and 0.06% Cu. The potentially mineable mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions. The estimated tonnes and grade shown above are based on a 0.5 g/t Au equivalent mineable resource, 7% mine dilution at a diluting grade of 0.20 g/t Au and 0.03% Cu., with 2.5% mining losses.  Dilution and mining losses were considered in mineable mineral resource calculations.  Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

Table 2. Toroparu Economic Parameters, PEA Results and Sensitivities1
Economic Parameter		PEA Base Assumptions1	Intermediate Sensitivity	Current Price Sensitivity3
Metal Prices	Au ($/oz)	1,1372	1,187 (+50)	1,373 (+236)
	Cu ($/Lb)	3.132	3.38 (+0.25)	4.47 (+1.34)
Fuel Prices	HFO ($/bbl)	702	85 (+15)	100 (+30)
	Diesel($/Lt)4	1.064	1.064	1.064
Pre-Production Capex ($)		617 M	679 M5	679 M5
Power Cost	HFO ($/kWh)	0.116	0.137	0.159
Operating Cost ($/t milled)		13.78	14.23	14.71
Cash cost ($/Au oz)		442	463	486
NPV6 ($)	0%	1,565 M	1,608 M	2,209 M
	5% (base case)	854 M	867 M	1,259 M
	7%	667 M	674 M	1,009 M
	10%	456 M	454 M	723 M
IRR6%		24.5	23.3	30.3
Payback period	Years	3.2	3.4	2.8

1)      Derived on 17- year life of mine (13 year open pit + 4- year stockpile processing).
2)      PEA base assumption metal and HFO prices based on 24-month trailing avg. prices to February 28th 2011.
3)      Average prices for Feb 2011.
4)      Recent diesel price delivered to Toroparu site.
5)      Sensitivities include overall 16% increase in capital expenditures. (See Table 5 $617.1M - $32 M = $585.1M x 1.1 6 = $679 M).
6)      NPV and IRR are pre-tax and royalty.

Table 3. Cash Operating Costs
Operating Costs	Metal	Payback Yr 1-4	Life of Pit Yr 1-13	Stockpile Yr 14-17
Saprolite Avg. Grade	Au g/t	0.87	0.95	N/A
	Cu %	0.06	0.05	N/A
Fresh Rock Avg. Grade	Au g/t	0.94	0.87	0.31
	Cu %	0.16	0.11	0.06
Produced Metal (annual)	Au oz	0.31 M	0.27 M	0.07 M
	Cu lb	29 M	20 M	11 M
Operating Cost ($/t milled)		14.92	15.22	8.05
Cash cost ($/Au oz)1	By-Product	317	424	666

1) Cash cost per ounce recovered gold net of by-product copper credit (Cu value net of treatment, refining, and transportation charges).

Table 4. Average Life of Mine1  Operating Costs
Description	$/t
Saprolite Mining ($/ tonne mined)	0.87
Fresh Rock Mineralization ($/tonne mined) Fresh Rock Waste ($/tonne mined)	1.38 1.28
Stockpile reclaim costs ($/tonne reclaimed)	0.60
Mineral Processing including tailings disposal ($/ tonne milled)	6.64
G&A Cost ($/tonne milled)	1.52

1)  Definition of Life of Mine includes 13-year life of pit and 4-year stockpile reclaim and processing period.

Life of mine average total operating costs are $13.78/tonne.

Table 5. Pre-Production Capital  Costs
Description	$ M
Permitting, Feasibility Study & Pre-Production Indirect Costs	44.0
Mine Equipment	105.6
Process Plant capital (including 15% contingency)	245.3
Power Plant & Electrical	85.6
Tailings & on-site infrastructure	26.0
Off-Site infrastructure	110.6
Total Pre-production Capital Cost	617.1

Average annual sustaining capital cost is $19 M (years 1 to 17).

Development Plan

The preliminary economic assessment incorporates activities during a pre-production construction period of twenty-four (24) months including building off-site infrastructure, installation of camp accommodations, on-site heavy fuel oil electric power plant and transmission lines, mill processing facility and tailings impoundment.

The Toroparu mine is designed as a conventional open-pit mining operation producing mill feed at a rate of 3,000 tpd of weathered saprolite rock and 30,000 tpd of fresh rock over a 350-day operating year. Total material mined over the first 13 years of the mine life is estimated at 759 M tonnes at an elevated gold equivalent cut-off grade of 0.5 g/t AuEq. The elevated cut-off results in a 39 M tonne stockpile grading 0.31 g/t Au and 0.06% Cu that would be processed after the pit is mined out. Total material moved over the life-of-mine averages 170,000 tonnes/day at an initial strip ratio of 3.9:1, and a life of mine strip ratio of 4.4:1.  Mill tonnage will be supplied from the open pit for the first 13 years of operation and from the stockpile in years 14 to 17 after the pit is mined out.

Stockpile processing is expected to contribute $118 M to the undiscounted pre-tax net cash flow of the project. Contribution to NPV discounted at 5% is $52 M. Economic parameters for this material are highlighted in Table 3 above.

Production drilling would be carried out by diesel powered track mounted units. Operating bench heights of 12 metres have been assumed for the ore and waste mining operations. 30m3 electric shovels with 300 tonne haul trucks are contemplated for the mining operation, with average annual rock movement varying between an average of 167,000 tpd in years 1-3 to 170,000 tpd over LOM. Maximum mining rate is estimated to be 240,000 tpd in years 4 and 5. Inter-ramp pit slopes have been designed at 49 degrees in fresh rock and 38 degrees in saprolite in accordance with preliminary recommendations from Knight Piésold Consulting (Knight Piésold).

The preliminary economic assessment mine plan contemplates that processing of saprolite will occur over a 7-year period in a stand-alone circuit comprised of crushing-grinding and whole ore cyanide leaching to produce doré on-site. Processing of fresh rock, based on results of metallurgical testing by SGS-Lakefield, will follow a conventional 2-3 stage copper-gold flotation to produce an average of 107 dry metric tonnes of copper concentrate per day containing ~ 25% copper and 3.5 to 5 oz gold per tonne of concentrate. Recovery of gold will be enhanced through cyanidation of cleaner concentrate tailings to produce gold doré bars on site.

The preliminary economic assessment is based on transporting the concentrate to tidewater on an upgraded road to a purpose-built port facility located on the Essequibo River and then by ocean going vessel for treatment at custom smelters at indicative terms received from the market, and transporting doré via air to a refiner at transportation and refining charges at similar terms being paid by other mines in the area.  Estimated process recoveries are highlighted in Table 6.

Table 6. Toroparu estimated  process recoveries
Material Type	Process Recovery	Payable Metal
Saprolite Au	91%	99.9%
Fresh Rock Au	93%	95.0%
Fresh Rock Cu	80%	96.0%

After treatment, the tailings will be pumped to a tailings management facility. Waste rock and stockpiled material will be deposited in an adjacent rock storage facility.

Electric power operating and capital costs for the project were derived from the use of oil-fired generators operating on Heavy Fuel Oil sourced from surrounding Caribbean and Guiana Shield refineries. Fuel would be received at the Company’s port facility located on the Essequibo River and trucked to the site on the upgraded Toroparu road.

Estimated mine closure and site rehabilitation cost allowances have been included in the economic analysis. During mine operation, health and safety and environmental protection costs, including effluent treatment, have also been estimated.

Sandspring has submitted an Environmental Impact Assessment (EIA) to the Guyana Environmental Protection Agency (EPA). The EIA has been through the public comment period and issuance of the project Environmental Authorization by the Guyana EPA is expected over the near term.

Assuming 100% equity financing and using the 2-year trailing average, metal prices and exchange rates listed in Table 2, the P&E study estimates that the Toroparu Project will have a payback period of approximately 3.2 years after the start of concentrate production and will generate pre-tax, net cash flow of $1,565 M over a 17-year open pit mining and stockpile processing operating period.

Abraham Drost, P.Geo. President of Sandspring Resources Ltd. states, "The results of the Preliminary Economic Assessment by P&E Mining Consultants Inc. recommends the commencement of a definitive feasibility study and supports an application for a Large Scale Mining Permit. The study is a positive step toward full production of 33,000 tonnes of mineralization per day and 310,000 ounces of gold per year during the payback period as well as a very appreciable copper byproduct stream.

The 2011 work plan for Toroparu includes initiation of a Definitive Feasibility Study, additional definition and exploration drilling, geotechnical drilling and testing, further metallurgical testing and optimization of the milling and recovery process flow sheets. These programs will move the Toroparu Project towards delivery of a NI 43-101 Feasibility study in 2012. Additionally, Sandspring will continue to conduct exploratory drilling and regional exploration efforts to increase the potential for further development of both Toroparu and the 1,000 square kilometer Upper Puruni mining concessions.

Led by our Chairman John Adams and a very accomplished Board and management team with extensive mining production experience in the United States and Guyana, Sandspring Resources Ltd. through its wholly-owned Guyanese subsidiary ETK Inc,. is well on the way to establishing Guyana’s next large scale gold producer.”

Qualified Persons

The Preliminary Economic Assessment is based on a NI 43-101 compliant mineral resource estimate completed by P&E Mining Consultants Inc. on February 28, 2011.

The following are the Qualified Persons as defined under National Instrument 43-101 who are responsible for reviewing and approving the contents this press release: Eugene Puritch, P.Eng. and Abraham Drost, P.Geo.  Geology and mineral resources were reviewed for the study by Antoine Yassa, P.Geo. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc.  Mineable mineral resource, mine planning and design aspects were developed by Eugene Puritch, P.Eng. and David Orava, P.Eng. of P&E Mining Consultants Inc.

Metallurgical test work, completed in 2010 and 2011 was conducted by SGS Lakefield Research Limited under the supervision of RDI Mineral Consultants Inc. and P&E Mining Consultants Inc. Mill process design work was conducted by Alfred Hayden of EHA Engineering Ltd.  Conceptual plant design and construction work was done by Ernest Burga, P.Eng. of P&E Mining Consultants Inc.

Tailings, water supply and site infrastructure study components were conducted by Malcolm Buck, P.Eng. of P&E Mining Consultants Inc.  A preliminary geotechnical review was conducted by Daniel Yang, P.Eng. of Knight Piésold. All of the above Qualified Persons are independent of the Company with the exception of Mr. Drost.

Current Work and Future Plan

The 2011 work plan includes initiation of a Definitive Feasibility Study, additional definition and exploration drilling, geotechnical drilling and testing, further metallurgical testing and optimization and selected geophysical and geochemical surveys on additional exploration target areas. These will supplement the existing database and move the Toroparu Project towards delivery of a NI 43-101 Feasibility study in 2012.

Sandspring Resources Ltd. is debt free, with approximately C$40 million in working capital cash and securities at February 28, 2011.

For further details on Sandspring Resources Ltd., please visit the Company's website at www.sandspringresources.com

ON BEHALF OF THE BOARD OF DIRECTORS
Abraham P. Drost, M.Sc., P.Geo.
President/Director

1136 Alloy Drive
Thunder Bay, Ontario
Canada P7B-6M7
Tel 807-252-7800
Fax 807-346-3005 http://www.sandspringresources.com

The foregoing securities have not been, nor are there any current plans to register said securities under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Sandspring Resources Ltd. does have a Standard & Poor’s Manual ("Blue Sky") exemption allowing distribution without registration in 39 states for secondary trading transactions only. Always consult a Registered Investment Advisor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note and Forward Looking Statements

All information contained in this press release relating to the contents of the preliminary economic assessment, including but not limited to statements of the Toroparu Project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements". The information relating to the possible construction of mine and plant facilities also constitutes such "forward looking statements".

The preliminary economic assessment study was prepared to broadly quantify the Toroparu Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of a positive feasibility determination and optimal production rate. It was not prepared to be used as a valuation of the Toroparu Project nor should it be considered to be a final feasibility study on which a commercial production decision could be made. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the preliminary economic assessment. This could materially adversely impact the projected economics of the Toroparu Project. As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the Company's employees and consultants. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the preliminary economic assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the preliminary economic assessment and the ultimate feasibility of the Toroparu Project. The mineralized material at the Toroparu Project is currently classified as a Measured, Indicated and Inferred resource under Canadian mining disclosure standards but readers are cautioned that no part of the Project's mineralization is yet considered to be a mineable reserve under Canadian and U.S. mining standards.  In both jurisdictions, a feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

There is a possibility that the recommended definitive feasibility study may determine that the currently assumed mine design, mining methods and processing methods require modification. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the PEA. There can be no assurance that mining can be conducted at the rates and grades assumed in the PEA. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The PEA assumes specified, long-term and relatively stable price levels for the payable metals. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental and social obligations and environmental standards, and currency exchange rate fluctuation effects.